UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

BURLINGTON NORTHERN SANTA FE CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

12189T104

(CUSIP Number)

MARC D. HAMBURG

BERKSHIRE HATHAWAY INC.

1440 KIEWIT PLAZA

OMAHA, NEBRASKA 68131

(402) 346-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 2 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Warren E. Buffett
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization U.S citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 (see Item 5)
8. Shared Voting Power 70,089,029 (see Item 5)
9. Sole Dispositive Power 0 (see Item 5)
10. Shared Dispositive Power 70,089,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,089,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.47% (see Item 5)
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 3 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Berkshire Hathaway Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 70,089,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 70,089,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,089,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.47% (see Item 5)
14.	Type of Reporting Person (See Instructions) HC,CO

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 4 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). OBH, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 70,089,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 70,089,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,089,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.47% (see Item 5)
14.	Type of Reporting Person (See Instructions) HC,CO

SCHEDULE 13D

CUSIP No. 12189T104	PAGE 5 OF 8 PAGES

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). National Indemnity Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Nebraska corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0
8. Shared Voting Power 70,089,029 (see Item 5)
9. Sole Dispositive Power 0
10. Shared Dispositive Power 70,089,029 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,089,029 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 20.47% (see Item 5)
14.	Type of Reporting Person (See Instructions) IC,CO

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 6 OF 8 PAGES

This Statement on Schedule 13D is filed with respect to 70,089,029 shares (the “Shares”) of the Common Stock, par value $0.01 per share, of Burlington Northern Santa Fe Corporation (“BNI”) held by National Indemnity Company (“NICO”). NICO is a wholly-owned subsidiary of OBH Inc. (“OBH”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc. (“Berkshire”). NICO, OBH and Berkshire are referred to herein collectively as the “Berkshire Entities.” The Berkshire Entities and Warren E. Buffett (“Mr. Buffett”) previously filed a Statement on Schedule 13G with respect to the ownership of shares of Common Stock of BNI. The Berkshire Entities and Mr. Buffett are required to file this Statement on Schedule 13D as a result of acquiring additional shares of Common Stock of BNI such that NICO’s aggregate beneficial ownership exceeds 20%.

Item 1.	Security and Issuer

The name of the subject company is Burlington Northern Santa Fe Corporation, and the address of its principal executive office is 2650 Lou Menk Drive, Forth Worth, Texas 76131. The class of securities to which this Statement relates is the common stock of BNI, par value $0.01 per share (“Common Stock”).

Item 2.	Identity and Background

(a)-(c); (f) This Statement is filed by the Berkshire Entities and Mr. Buffett, who may be deemed to control the Berkshire Entities. The information concerning the name, state or other place of organization, principal business, and the address of the principal office of each of the Berkshire Entities, and the information concerning the name, business address, present principal occupation or employment, and the name, principal business address of any corporation or other organization in which such employment or occupation is conducted, and the citizenship of Mr. Buffett and each of the executive officers and directors of the Berkshire Entities is filed as Exhibit 1 hereto.

(d); (e) During the last five years, none of the Berkshire Entities or Mr. Buffett, or, to their knowledge, any of the directors or executive officers of the Berkshire Entities, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares were acquired in either open market or private purchases, using internally generated funds of NICO, for an aggregate purchase price of $5,451,349,800. No other funds or consideration were borrowed or obtained for purposes of acquiring the Shares.

Item 4.	Purpose of Transaction

NICO acquired the Shares for investment purposes. One or more entities within the Berkshire group of companies, including one or more of the reporting persons filing this Schedule, may determine to purchase additional shares of BNI Common Stock or other securities in the open market or otherwise, depending upon price, market conditions, availability of funds, evaluation of alternative investments and other factors. While none of the persons filing this Schedule has any present plans to sell any of the Shares, one or more of them could determine, based upon the same set of factors listed above with respect to purchases, to sell some or all of the Shares. In addition, if the put option described below under Item 6 is exercised, NICO will acquire 2,325,000 additional shares of BNI Common Stock. Except as set forth above, the Berkshire Entities and Mr. Buffett have no intention to effect any of the transactions specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) NICO is the holder of record of the Shares, which constitute 20.47% of BNI’s outstanding Common Stock. Mr. Buffett may be deemed to control Berkshire, which controls NICO. Thus, both Mr. Buffett and Berkshire may be considered to have beneficial ownership of the Shares. OBH, a direct subsidiary of Berkshire and the direct parent company of NICO, also may be considered to have beneficial ownership of the Shares.

Charlotte Guyman, a director of Berkshire, beneficially owns 10,400 shares of BNI Common Stock, which represents less than 0.01% of BNI’s outstanding Common Stock.

(b) NICO has both voting and investment power with respect to the Shares. However, Mr. Buffett, Chairman of the Board of Directors of Berkshire, who may be deemed to control NICO, directs the investments of NICO. Thus, Mr. Buffett, Berkshire and OBH share voting power and investment power with respect to the Shares.

Ms. Guyman has sole voting and dispositive power over the shares of BNI Common Stock owned by her.

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 7 OF 8 PAGES

(c) None of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has engaged in any transaction in any shares of BNI Common Stock during the sixty days immediately preceding the date hereof, except as follows:

Purchaser	Trade Date	Amount of Shares	Price per Share	Where/How Effected

NICO	10/28/08	825,000	$79.65	Open market purchase

NICO	12/8/08	1,309,524	$80.00	Exercise of put option written by NICO

NICO	12/9/08	761,111	$77.00	Exercise of put option written by NICO

NICO	12/9/08	1,190,476	$80.00	Exercise of put option written by NICO

NICO	12/11/08	1,217,500	$75.00	Exercise of put option written by NICO

NICO	12/11/08	1,000,000	$76.00	Exercise of put option written by NICO

(d); (e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As previously reported on a Form 4 filed December 5, 2008, NICO wrote a put option on December 3, 2008 pursuant to which it is obligated to buy 2,325,000 shares of BNI Common Stock from Citibank, N.A. for an exercise price of $75.00 per share, if Citibank exercises the put option.

Other than as set forth above, none of the Berkshire Entities or Mr. Buffett or, to their knowledge, any executive officer or director of the Berkshire Entities, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

(A)	Joint Filing Agreement required by Rule 13d-1(k)(1)

CUSIP NO. 12189T104	SCHEDULE 13D	PAGE 8 OF 8 PAGES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete, and correct.

Dated: December 15, 2008

WARREN E. BUFFETT

/S/ WARREN E. BUFFETT

BERKSHIRE HATHAWAY INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Senior Vice President

OBH, INC.

By:	/S/ MARC D. HAMBURG
Name:	Marc D. Hamburg
Title:	Vice President

NATIONAL INDEMNITY COMPANY

By:	/S/ MARK MILLARD
Name:	Mark Millard
Title:	Assistant Secretary

Exhibit 1

CERTAIN INFORMATION ABOUT THE REPORTING PERSONS

AND THE EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Set forth below is information about (i) the name, state of organization, principal business, and the address of the principal office of each of the Berkshire Entities and (ii) the name and title of each executive officer and director of the Berkshire Entities, his or her business address, and his or her present principal occupation or employment, and the name, principal business, and address of any corporation or other organization in which such employment is conducted. Each natural person listed below is a citizen of the United States.

(1) Berkshire Hathaway Inc.

Berkshire Hathaway Inc., a Delaware corporation (“Berkshire”), is a holding company engaged through its subsidiaries in a number of diverse businesses, the most important of which is property and casualty insurance and reinsurance offered on both a direct and reinsurance basis through its insurance subsidiaries. The principal office of Berkshire is located at 1440 Kiewit Plaza, Omaha, Nebraska 68131. The executive officers of Berkshire are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Senior Vice President and Chief Financial Officer. The directors of Berkshire are Warren E. Buffett, Charles T. Munger, Howard G. Buffett, Susan L. Decker, William H. Gates, David S. Gottesman, Charlotte Guyman, Donald R. Keough, Thomas S. Murphy, Ronald L. Olson, and Walter Scott, Jr.

(2) OBH, Inc.

OBH, Inc., a Delaware corporation (“OBH”), is an intermediate holding company which is a direct wholly-owned subsidiary of Berkshire. The principal office of OBH is located at 1440 Kiewit Plaza, Omaha, Nebraska 68131. The executive officers of OBH are Warren E. Buffett, Chairman and Chief Executive Officer, Charles T. Munger, Vice Chairman, and Marc D. Hamburg, Vice President and Treasurer. The directors of OBH are Warren E. Buffett, Marc D. Hamburg, and Forrest N. Krutter.

(3) National Indemnity Company

National Indemnity Company, a Nebraska corporation (“NICO”), is a property and casualty insurance company. The principal office of NICO is located at 3024 Harney Street, Omaha, Nebraska 68131. The executive officers of NICO are Donald F. Wurster, President, Ajit Jain, Executive Vice President, Scott R. Doerr, Senior Vice President, Phillip M. Wolf, Senior Vice President, Dale Geistkemper, Treasurer, and Forrest N. Krutter, Senior Vice President. The directors of NICO are Donald F. Wurster, Phillip M. Wolf, Marc D. Hamburg, Ajit Jain, Forrest N. Krutter, J. Michael Gottschalk, and Daniel J. Jaksich.

Name	Principal Occupation	Business Address

Howard G. Buffett	President of Buffett Farms	407 Southmoreland Place, Decatur, Illinois 62521

Warren E. Buffett	Chairman and Chief Executive Officer of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Susan L. Decker	President of Yahoo! Inc., a global Internet Brand	701 First Avenue, Sunnyvale, California 94089

Scott R. Doerr	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

William H. Gates	Chairman of the Board of Directors of Microsoft Corporation, a software Company	One Microsoft Way, Redmond, WA 98032

Dale Geistkemper	Treasurer of National Indemnity Company	3024 Harney Street, Omaha, Nebraska 68131

Name	Principal Occupation	Business Address

David S. Gottesman	Senior Managing Director of First Manhattan Company, an investment Advisory firm	437 Madison Avenue, New York, NY 10022

J. Michael Gottschalk	Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Charlotte Guyman	Chairman of Finance Committee of Board of Directors of UW Medicine, an academic medical center	1127 Evergreen Point Road, Medina, WA 98039

Marc D. Hamburg	Senior Vice President and Chief Financial Officer of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Ajit Jain	Executive Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Daniel J. Jaksich	Vice President of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Donald R. Keough	Chairman of Allen and Company Incorporated, an investment banking firm	DMK International 200 Galleria Parkway, Atlanta, Georgia 30339

Forrest N. Krutter	Secretary of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Mark D. Millard	Vice President of Berkshire	1440 Kiewit Plaza, Omaha, Nebraska 68131

Charles T. Munger	Vice Chairman of Berkshire	355 South Grand Avenue, 34th Floor, Los Angeles, California 90071-1560

Thomas S. Murphy	Former Chairman and CEO Of Capital Cities/ABC	c/o ABC Inc. 77 West 66th Street, New York, NY 10023

Ronald L. Olson	Partner in the law firm of Munger, Tolles & Olson LLP	355 South Grand Avenue, 35th Floor, Los Angeles, California 90071-1560

Walter Scott, Jr.	Chairman of the Board of Directors of Level 3 Communications, Inc., which is engaged in telecommunications and computer outsourcing	1025 El Dorado Boulevard, Broomfield, Colorado 80021, which is the same address for Level 3 Communications, Inc.

Phillip M. Wolf	Senior Vice President of NICO	3024 Harney Street, Omaha, Nebraska 68131

Donald F. Wurster	President of NICO	3024 Harney Street, Omaha, Nebraska 68131